                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5 )(1)

                             BLYTH INDUSTRIES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock - par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09643P108
                    -----------------------------------------
                                 (CUSIP Number)

 -------------------------------------------------------------------------------


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                    [ ]     Rule 13d-1(b)
                                    [ ]     Rule 13d-1(c)
                                    [X]     Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

--------------------                                          -----------------
 CUSIP No. 09643P108                  13G                     Page 2 of 9 Pages
--------------------                                          -----------------

-------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
          Robert B. Goergen
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                    5           Sole Voting Power
  Number of                              12,894,834
   Shares           -----------------------------------------------------------
Beneficially        6           Shared Voting Power
  Owned By                               74,997
    Each            -----------------------------------------------------------
  Reporting         7           Sole Dispositive Power
   Person                                12,894,834
    With            -----------------------------------------------------------
                    8           Shared Dispositive Power
                                         74,997
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person     12,969,831
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9)                     /x/
     Excludes Certain Shares* Excludes 423,780 shares as to which Mr. Goergen disclaims beneficial ownership.
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)                27%
--------------------------------------------------------------------------------
12   Type of Reporting Person*                                        IN
--------------------------------------------------------------------------------

--------
*    SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          -----------------
CUSIP No. 09643P108                13G                        Page 3 of 9 Pages
--------------------                                          -----------------

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
          Pamela M. Goergen
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                    5           Sole Voting Power
   Number of                            423,780
    Shares          -----------------------------------------------------------
 Beneficially       6           Shared Voting Power
   Owned By                             - 0 -
     Each           -----------------------------------------------------------
   Reporting        7           Sole Dispositive Power
    Person                               423,780
     With           -----------------------------------------------------------
                    8           Shared Dispositive Power
                                         - 0 -
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person     423,780
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9)                     /x/
     Excludes Certain Shares* Excludes an aggregate of 12,662,645 shares as to which Mrs. Goergen disclaims beneficial ownership.
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)                0.9%
--------------------------------------------------------------------------------
12   Type of Reporting Person*                                        IN
--------------------------------------------------------------------------------

--------
*    SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          -----------------
 CUSIP No. 09643P108                 13G                       Page 4 of 9 Pages
--------------------                                          -----------------

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
          The Goergen Foundation, Inc.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a) / /
                                                                       (b) /x/
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
          Connecticut
--------------------------------------------------------------------------------

                    5           Sole Voting Power
  Number of                             - 0 -
   Shares           -----------------------------------------------------------
Beneficially                    Shared Voting Power
  Owned By          6                   232,189
    Each            -----------------------------------------------------------
  Reporting                     Sole Dispositive Power
   Person           7                   - 0 -
    With            -----------------------------------------------------------
                                Shared Dispositive Power
                    8                   232,189
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person     232,189
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9)                     / /
     Excludes Certain Shares*
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)                0.5%
--------------------------------------------------------------------------------
12   Type of Reporting Person*                                        CO
--------------------------------------------------------------------------------

--------
* SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          -----------------
 CUSIP No. 09643P108                 13G                       Page 5 of 9 Pages
--------------------                                          -----------------
--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
          Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P. Goergen, co-trustees)
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group*           (a) / /
                                                                 (b) /x/
--------------------------------------------------------------------------------
3    SEC Use Only

4    Citizenship or Place of Organization
          Florida
--------------------------------------------------------------------------------

                    5           Sole Voting Power
  Number of                             - 0 -
   Shares           -----------------------------------------------------------
Beneficially        6           Shared Voting Power
  Owned By                              74,997
    Each            -----------------------------------------------------------
  Reporting         7           Sole Dispositive Power
   Person                               - 0 -
    With            -----------------------------------------------------------
                    8           Shared Dispositive Power
                                        74,997
--------------------------------------------------------------------------------

9    Aggregate Amount Beneficially Owned by Each Reporting Person 74,997
--------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) / /
--------------------------------------------------------------------------------
     Excludes Certain Shares*
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9) 0.2%
--------------------------------------------------------------------------------
12   Type of Reporting Person* OO
--------------------------------------------------------------------------------

--------
*    SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13G

                                       FOR

                             BLYTH INDUSTRIES, INC.

       The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc. and the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, as amended by Amendments Nos. 1, 2, 3 and 4 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4   OWNERSHIP:

       The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 48,075,460 shares outstanding as of October 31, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999.

(a), (b) As of December 31, 1999:

       (i) (A) Mr. Goergen owned directly 12,662,645 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 12,169,142 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 26.3% of the outstanding shares of Common Stock.

              (B) Mrs. Goergen owned directly 416,280 shares of Common Stock (all of which 416,280 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options issued by the Company to purchase an aggregate of 7,500 shares of Common Stock, representing, in the aggregate, 423,780 shares, or 0.9% of the outstanding shares of Common Stock.

                                                               Page 7 of 9 Pages

              (C) The Foundation owned directly 232,189 shares of Common Stock or 0.5% of the outstanding shares of Common Stock.


              (D) The Trust owned directly 74,997 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

       (ii) (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 423,780 shares of Common Stock beneficially owned by Mrs. Goergen.

              (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 232,189 shares of Common Stock held by the Foundation.

              (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 74,997 shares of Common Stock held by the Trust.

              As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 13,393,611 shares of Common Stock, or 27.9% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 423,780 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

       (iii) (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 12,662,645 shares of Common Stock held by Mr. Goergen.

              As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 13,086,425 shares of Common Stock, or 27.2% of the outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 12,662,645 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

                                                               Page 8 of 9 Pages

(c)    (i)    Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 12,894,834 shares of Common Stock held by the Foundation and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 74,997 shares of Common Stock held by the Trust.

       (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 423,780 shares of Common Stock beneficially owned by her.

       (iii) The Foundation has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 232,189 shares of Common Stock held by it.

       (iv) The Trust has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 74,997 shares of Common Stock held by it.

                                                               Page 9 of 9 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2000

                                        /s/Robert B. Goergen
                                        ---------------------
                                        Robert B. Goergen

                                        /s/Pamela M. Goergen
                                        ---------------------
                                        Pamela M. Goergen

                                        THE GOERGEN FOUNDATION, INC.

                                        By: /s/Robert B. Goergen
                                            ---------------------
                                           Name:  Robert B. Goergen
                                           Title:    President

                                        TRUST FOR THE BENEFIT OF ALICE B. McCOOL

                                        By: /s/ Robert B. Goergen

                                        Name:  Robert B. Goergen
                                        Title: Co-Trustee